EXHIBIT 4.5

N°: ----------	Biocoral, Inc. 3 Year 7 Percent Non-Convertible Promissory Note Due December 31, 2014 with 10,000 detachable warrants

Amount: $ 100,000	Issue Date: __/__/___

FOR VALUE RECEIVED, the undersigned, Biocoral, Inc., a Delaware corporation (the “Borrower”), maintaining an address at 12-14, rue Raymod Ridel, 92250 La Garenne Colombes - France, promises to pay to ________________________________  (“Lender”), the principal sum of $100,000 (Principal), together with interest of 7% (“Seven percent”) per year thereon from the date herein.

Warrants.
Attached to this note are 10,000 detachable warrants giving the right to Lender to purchase for each warrant held 1 (one) share of Biocoral, Inc. common stock at the price of $12 per share exercisable at any time during the term of Notes.

Pari Passu.

All Notes of this issue rank pari passu without priority over one another.

Interest.

Accrued interest shall be payable on the first business day of each year and at maturity.

Payment.

The entire principal together with any accrued but unpaid interest shall be fully paid on or before December 31, 2014. To redeem this note, the holder or holders hereof must surrender the same at the office of the Borrower, together with a written request for redemption in a form satisfactory to the Borrower, properly completed and executed.

The payment of this Note together with any interest accruing shall be mailed to the registered holder or holders at their address last appearing on the Borrower books. Such payments shall be applied first to accrued interest and the balance to the principal.  All payments related to this Note shall be made to holder or holders in United States funds.

Adjustments to Redemption.

If the Borrower is recapitalized, consolidated with or merged into any other corporation, or sells or conveys to any other corporation all or substantially all of its property as an entity, provision shall be made as part of the terms of the recapitalization, consolidation, merger, sale or conveyance so that the holder or holders of this Note may receive redemption therein, at the same time upon the recapitalization, consolidation, merger, sale or conveyance.

Redemption/Callability.

The Borrower may at any time at it sole option, prepay in whole or in part the principal amount without penalty, plus accrued interest to the date of prepayment, of all outstanding Notes of this issue, upon 30 days’ written notice by certified or registered mail to the registered holder or holders of all outstanding Notes. Such notice shall be mailed to Note holders at their address last appearing on the Borrower’s books.

Default.

In the event of any default by the Borrower in the payment of principal or interest after a demand is made, the unpaid balance of the principal of this promissory note shall, at the option of the holder or holders, become immediately due and payable.

Late Charges.

The Borrower acknowledges that, if any payment under this Note is not made when due, Lender will as a result thereof incurs costs not contemplated by this Note, the exact amount of which would be extremely difficult or impracticable to ascertain. Such costs include without limitation processing and accounting charges. Accordingly, the Borrower hereby agrees to pay to Lender with respect to each payment which is not received by Lender within ten (30) days after such payment is due under this Note a late charge equal to TWO PERCENT (2%) of the amount of the payment. the Borrower and Lender agree that such late charge represents a fair and reasonable estimate of the costs Lender will incur by reason of such late payment. Acceptance of such late charge by Lender shall in no event constitute a waiver of the default with respect to the overdue amount, and shall not prevent Lender from exercising any of the other rights and remedies available to Lender.

Costs and Attorneys' Fees.

Upon default in making payment within 7 days of demand, the Borrower agrees to pay all reasonable legal fees and costs of collection to the extent permitted by law.

Registered Owner.

The Borrower may treat the person or persons whose name or names appear on this Note as the absolute owner or owners thereof for the purpose of receiving payment of, or on account of, the principal and interest due on this Note and for all other purposes.

Release of Shareholders, Officers and Directors.

This Note is the obligation of the Borrower only, and no recourse shall be had for the payment of any principal or interest hereon against any shareholder, officer or director of the Borrower, either directly or through the Borrower, by virtue of any statute for the enforcement of any assessment or otherwise.  The holder or holders of this Note, by the acceptance hereof, and as part of the consideration for this Note, release all claims and waive all liabilities against the foregoing persons in connection with the Note.

Severability.

If any provision of this Note is deemed unenforceable, in whole or in part, for any reason, the remaining provisions shall still remain in full force and effect.

Modification.

Neither this Agreement nor any provision hereof shall be modified, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

Assignability

This Agreement is not transferable, negotiable or assignable by the Lender to any third party except with the prior written consent of the Borrower.

Representation and Warranty.

The Borrower represents and warrants to Lender that the execution of this Note, and the entering into of the loan documents by the Borrower, does not violate any covenants or restrictions in any debt instruments or agreements with or obligations to any other lenders.

Governing Law.

This Note shall be construed, enforced and otherwise governed by the laws of the State of Delaware, United States of America.

BIOCORAL, INC., a Delaware corporation By __________________________________